Exhibit 99.5

Bragg Gaming Group Reports First Quarter 2026 Financial Results

Toronto, May 14, 2026 - Bragg Gaming Group (NASDAQ:BRAG; TSX:BRAG) (“bragg” or the “Company”), a leading igaming content and platform technology solutions provider, today announced its financial results for the first quarter of 2026.

First Quarter 2026 Financial Highlights:

•	Revenue Growth: Total quarterly revenue of €25.7 million (US$ 29.7 million)[1] in the first quarter:

o	The Netherlands revenue increased 3.5% year-over-year due to a short-term uplift from a fixed Player Account Management (“PAM”) agreement with Entain Plc (LSE: ENTL);

o	Brazil revenue increased 33.3% compared to the 2025 first quarter with continued growth in provider onboarding; and

o	United States recurring revenue grew 7.1% year-over-year, driven by expanded high-margin proprietary content footprint, while total U.S. revenue declined 12.1% due to one off revenue in the 2025 first quarter related to the Company’s content and technology project with Caesars Entertainment for its online casino platforms; and

o	Total revenue grew 0.6% year-over-year.

●	Operating Loss, Net Loss and Adjusted EBITDA[2]: Operating loss for the first quarter was €1.4 million (US$1.7 million), a €0.3 million (US$0.1 million) improvement from an operating loss of €1.7 million (US$1.8 million) in the same period of 2025. Net loss for the first quarter was €1.2 million (US$1.4 million), or €0.05 (US$0.05) per common share, a 55% improvement from a net loss of €2.6 million (US$2.8 million), or €0.11 (US$0.12) per common share, in the same period of 2025. Adjusted EBITDA for the 2026 first quarter was €4.0 million (US$4.6 million), representing an Adjusted EBITDA Margin[3] of 15.7%, compared to €4.1 million (US$4.3 million), representing an Adjusted EBITDA Margin of 16.0% in Q1-2025.

1 Results converted from EUR to USD assume an exchange rate of 1.1517 for the three-month period ending March 31, 2026, and assume an exchange rate of 1.0536 for the three-month period ending March 31, 2025.

2,3 Adjusted EBITDA and Adjusted EBITDA Margin are non-IFRS financial measures. For important information on the Company’s non-IFRS financial measures, see “Non-IFRS Financial Measures” below.

First Quarter 2026 and Recent Business Highlights:

•	Extended Key Player Account Management (“PAM”) Agreement in Europe: Announced the extension of its existing comprehensive Player Account Management (“PAM”) platform and turnkey solution agreement with Senator Group, an online casino market leader in Croatia.

•	Chosen as Preferred Content Delivery Partner Across a Multi-Brand, Multi-Jurisdictional Portfolio: Building on an existing relationship between the parties that began in 2020 and has already seen successful launches in Romania, Belgium, Serbia and Brazil, Super Technologies selected bragg as its preferred content delivery partner to support its ambitious strategic expansion plan by providing fast access to quality content, while also delivering on the necessary technical and compliance readiness for demanding regulated territories. Soon thereafter, bragg announced its role in supporting Super Technologies’ successful launch in the regulated Greek market through its flagship brand, Superbet, marking a significant milestone in bragg’s ongoing global expansion strategy.

•	Positioned for Finnish Market Liberalization: Signed a comprehensive PAM platform and turnkey solution agreement with SuomiVeto, a market entrant led by the successful founders of BetCity.nl, that will see bragg provide SuomiVeto access to a vast portfolio of exclusive and aggregated casino games, a fully managed sportsbook, award-winning fuze™ player engagement tools, and comprehensive managed marketing and operational services in the newly regulated Finnish iGaming market, which is scheduled to "go live" for private operators on July 1, 2027.

•	Leapt into an Artificial Intelligence (“AI”)-First Future: Initiated the development of the bragg AI brain, a data-driven AI engine designed to power smarter decisions and intelligent products across bragg's ecosystem in order to reduce the Company’s overall cost structure, drive its EBITDA growth, and move it toward sustained net profitability.

•	Strengthened Leadership Team and Changed Board: Appointed Morten Tonnesen as its new Chief Operating Officer, with a mandate that includes driving operational leverage and implementing bragg's ambitious AI-First transformation, and promoted Garrick Morris to the position of Executive Vice President of Global Content, U.S. & Canada, with a focus on content expansion. In addition, Thomas Winter, a gaming industry luminary, was appointed to bragg’s Board of Directors, succeeding Kent Young, who retired from the Board.

•	Executed a Strategic Restructuring to Reduce Cost Structure and Improve Operating Performance: Completed a strategic restructuring, including an approximate 12% reduction of global workforce, designed to realign the organization and thereby improve its overall cost structure, drive its EBITDA growth, and shorten the time required for it to achieve sustained net profitability. The Company incurred restructuring costs related to this action of approximately €0.7 million (US$0.9 million) associated with personnel-related termination costs in the first quarter of 2026, and it anticipates annualized cash savings from its staff reductions and other restructuring efforts to be approximately €4.5 million (US$5.2 million).

•	Ensured Greater Board Alignment with Shareholders: From January 1, 2026, fees are being paid to directors exclusively in deferred share units (DSUs) on a monthly basis (with no cash alternative).

•	Entered into Agreement for a Transformational Acquisition: Earlier today, announced entering into a binding agreement to acquire Drayton International (“Drayton”), a diversified gaming technology and content platform. In conjunction with the closing of the transaction, renowned gaming entrepreneur, Matthew Davey, will join the Company’s Board as Non-Executive Chairman, further strengthening the Company’s leadership as it executes its next phase of growth.

Matevž Mazij, Chief Executive Officer for bragg, commented, “We continued to execute well across our business in the first quarter. But in many ways, I believe we are only just approaching the starting line as we work to complete our potentially transformative transaction with Drayton, which we believe will position bragg to lead the future of the global gaming industry with the right team, the best technology, a refreshed brand, and a clear ‘games-first’ focus.”

For additional information on bragg’s acquisition of Drayton, including information regarding forward-looking statements and risk factors related to the transaction with Drayton, please refer to the Company’s press release dated May 14, 2026, a copy of which is available under the Company’s SEDAR+ profile at www.sedarplus.ca and under the Company’s EDGAR profile at www.sec.gov/search-filings.

2026 Outlook

The Company continues to anticipate full year 2026 revenue between €97.0 million and €104.5 million and Adjusted EBITDA of €16.0 million to €19.0 million (representing an Adjusted EBITDA Margin of 16.0% to 18.0%).

bragg noted that these amounts do not include any potential revenue and/or Adjusted EBITDA impacts from the planned Drayton acquisition.

Investor Conference Call

The Company will host a conference call today at 8:30 a.m. Eastern, and management will discuss the financial and operational performance of the company. A presentation of these results will be made available to download at: https://investors.bragg.group/events-and-presentations/presentations/default.aspx

To join the call, please use the below dial-in information:

USA / International Toll +1 (585) 542-9983

USA / Canada Toll-Free +1 (833) 461-5787

Canada Toll +1 (365) 657-4084

United Kingdom Toll +44 117 389 0104

United Kingdom Toll Free +44 808 196 8935

Conference ID: 267144801

The call will also be broadcast live and archived on the Company's website in the Investors section here.

About bragg

Bragg Gaming Group, “bragg” (NASDAQ: BRAG, TSX: BRAG) crafts igaming environments that elevate player experiences. By combining battle-tested regulatory expertise with smart technology and captivating games and gaming worlds, bragg delivers a proven revenue engine for operators and an unforgettable experience for players.

The bragg product suite includes:

•	casino games: Featuring bragg studios game experiences, as well as aggregated and bespoke IP crafted for bragg by partner studios

•	fuze™: Real-time behavioural intelligence that maps player journeys to reduce churn and maximize lifetime value.

•	bragg hub: A single integration aggregating the industry's best games from bragg’s premium in-house studios and third-party games houses

•	bragg PAM: A proven, scalable platform that simplifies operations across markets.

Licensed and operational in 30+ regulated markets globally, including the U.S., Canada, LatAm, and Europe, bragg is engineered for igaming players and built for operator growth.

Cautionary Statement Regarding Forward-Looking Information

This news release may contain forward-looking information and statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws in Canada and the U.S., including financial and operational expectations and projections. These statements, other than statements of historical fact, are based on management’s current expectations and projections and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect the Company, its subsidiaries and their respective customers and industries. Although the Company and management believe the expectations and projections reflected in such forward-looking statements are appropriate and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations and projections will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

All forward-looking statements contained in this news release or the conference call reflect the Company’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. All of the Company’s forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the regulatory regime governing the business of the Company; the operations of the Company; the products and services of the Company; the Company’s customers; the growth of the Company’s business, meeting minimum listing requirements of the stock exchanges on which the Company’s shares trade; the integration of technology; and the anticipated size and/or revenue associated with the gaming market globally.

Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the following: risks related to the Company’s business and financial position; that the Company may not be able to accurately predict its rate of growth and profitability; risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the inability to access sufficient capital from internal and external sources; the inability to access sufficient capital on favorable terms; realization of growth estimates, income tax and regulatory matters; the ability of the Company to implement its business strategies; competition; economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices; changes in customer demand; disruptions to the Company’s technology network including computer systems and software; natural events such as severe weather, fires, floods and earthquakes; any disruptions to operations as a result of the strategic alternatives review process; and risks related to health pandemics and the outbreak of communicable diseases. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws.

Non-IFRS Financial Measures

To supplement its Interim Financial Statements presented in accordance with IFRS, the Company considers certain financial measures and metrics that are not prepared in accordance with IFRS. The Company uses such non-IFRS financial measures and metrics in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that such measures and metrics help identify underlying trends in its business that could otherwise be masked by the effect of the expenses that it excludes in such measures.

The Company also believes that such measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. However, these measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. There are a number of limitations related to the use of such non-IFRS measures as opposed to their nearest IFRS equivalents. Accordingly, these non-IFRS measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. The Company uses the non-IFRS financial measures and metrics “EBITDA”, “Adjusted EBITDA” and “Adjusted EBITDA Margin”, each as defined below in this news release. The most directly comparable financial measure to each of EBITDA and Adjusted EBITDA is Net Loss. These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. The Company’s management uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

The Company defined such non-IFRS measures as follows:

“EBITDA” means as net income (loss) plus interest, taxes, depreciation and amortization; provided that all revenue, costs and expenses shall be recorded on an accrual basis. The Company’s method of calculating EBITDA may differ from the method used by other issuers and, accordingly, the Company’s EBITDA calculation may not be comparable to similarly titled measures used by other issuers.

“Adjusted EBITDA” means EBITDA after: (i) adding back share based compensation; (ii) deducting lease payments recorded as a depreciation of right-of-use assets and lease interest expense; (iii) adding back or deducting gain (loss) on lease modification; (iv) adding back or deducting gain (loss) on re-measurement of deferred consideration; (v) adding back certain exceptional costs; (vi) adding back transaction and acquisition costs; and (vii) adding back or deducting gain (loss) on disposal of tangible assets.

“Adjusted EBITDA Margin” means Adjusted EBITDA divided by revenue.

A reconciliation of operating loss to EBITDA and Adjusted EBITDA is as follows in this news release as well as in the Company’s Management’s Discussion and Analysis (“MD&A”) for the quarter ended March 31, 2026.

Future Oriented Financial Information

This news release and, in particular the information in respect of bragg’s prospective revenues and Adjusted EBITDA may contain future oriented financial information (“FOFI”) within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook on bragg’s proposed activities and potential results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions, including assumptions with respect to customer growth and market expansion. bragg and its management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments; however, the actual results of operations of bragg and the resulting financial results may vary from the amounts set forth herein and such variations may be material. FOFI contained in this news release was made as of the date of this news release and bragg disclaims any intention or obligation to update or revise any FOFI contained in this news release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.

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For investor relations, please contact:

Stephen Kilmer

+1 (646)-274-3580

stephen.kilmer@bragg.group

Financial tables follow:

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	Three Months Ended March 31,
	2026	2025
Revenue	25,652	25,505
Cost of revenue	(11,425)	(11,221)
Gross Profit	14,227	14,284

Selling, general and administrative expenses	(15,666)	(15,807)
Loss on remeasurement of deferred consideration	—	(157)
Operating Loss	(1,439)	(1,680)

Net interest income (expense) and other financing charges	174	(346)
Loss Before Income Taxes	(1,265)	(2,026)

Income taxes recovery (expense)	79	(614)
Net Loss	(1,186)	(2,640)

Items to be reclassified to net loss:
Cumulative translation adjustment	301	(1,423)
Net Comprehensive Loss	(885)	(4,063)

Basic Loss Per Share	(0.05)	(0.11)
Diluted Loss Per Share	(0.05)	(0.11)

	Millions	Millions
Weighted average number of shares - basic	25.6	25.1
Weighted average number of shares - diluted	25.6	25.1

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	As at	As at
	March 31,	December 31,
	2026	2025
Cash and cash equivalents	3,413	6,658
Trade and other receivables	19,483	21,122
Prepaid expenses and other assets	2,597	3,905
Total Current Assets	25,493	31,685
Property and equipment	1,061	1,198
Right-of-use assets	3,707	3,975
Intangible assets	29,995	30,421
Goodwill	31,453	31,206
Investments in associates	443	459
Other assets	405	405
Total Assets	92,557	99,349

Trade payables and other liabilities	22,497	25,520
Income taxes (receivable) payable	(50)	1,824
Lease obligations on right of use assets	1,354	1,367
Share appreciation rights liability	347	471
Loans payable	2,834	3,512
Total Current Liabilities	26,982	32,695
Deferred income tax liabilities	463	509
Lease obligations on right of use assets	2,412	2,725
Share appreciation rights liability	100	123
Other non-current liabilities	596	596
Total Liabilities	30,553	36,647

Share capital	133,985	133,946
Contributed surplus	17,821	17,673
Accumulated deficit	(90,647)	(89,461)
Accumulated other comprehensive income	845	544
Total Equity	62,004	62,702
Total Liabilities and Equity	92,557	99,349

BRAGG GAMING GROUP INC.

UNAUDITED SELECTED FINANCIAL GAAP AND NON-GAAP MEASURES

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	Three Months Ended March 31,
EUR 000	2026	2025
Revenue	25,652	25,505
Operating Loss	(1,439)	(1,680)
EBITDA	3,244	3,040
Adjusted EBITDA	4,016	4,084

BRAGG GAMING GROUP INC.

RECONCILIATION OF OPERATING LOSS TO EBITDA AND ADJUSTED EBITDA

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	Three Months Ended March 31,
EUR 000	2026	2025
Net Loss	(1,186)	(2,640)
Income taxes (recovery) expense	(79)	614
Loss Before Income Taxes	(1,265)	(2,026)
Net interest income (expense) and other financing charges	(174)	346
Depreciation and amortization	4,683	4,720
EBITDA	3,244	3,040
Depreciation of right-of-use assets	(302)	(214)
Lease interest expense	(26)	(27)
Gain on lease modification	(30)	(101)
Share based compensation	38	846
Transaction and acquisition costs	40	—
Exceptional costs	1,056	383
Gain on disposal of tangible assets	(4)	—
Loss on remeasurement of deferred consideration	—	157
Adjusted EBITDA	4,016	4,084